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                                                                   Exhibit 99.50


(POINTS INTERNATIONAL LTD LOGO)                         (ASSISTANT(TM) LOGO)
                                                    IT PAYS TO ADVERTISE WITH US

           ASSISTANT(TM) JOINS POINTS INTERNATIONAL'S POINTS EXCHANGE

 Users Can Now Redeem Their assistant(TM) Points by Exchanging at www.points.com

TORONTO & VALLEY FORGE, PA - JUNE 23, 2004 - Points International Ltd. (TSX:
PTS), operator of The Points Exchange, the only independent loyalty points exchange--at www.points.com--today announced that assistant(TM) has joined The Points Exchange program.

The loyalty currency offered through assistant(TM), a service of KnowledgeFlow, Inc., can now be tracked, and exchanged, with a growing list of over 3600 unique exchange options on The Points Exchange.

assistant(TM) is a new way to shop and collect points. It is the only web-based service that proactively matches an online shopper's buying intent with opportunities to earn loyalty points and now, with assistant(TM) joining The Points Exchange program, users can collect assistant(TM) points and exchange them for their favorite currency or shopping experience.

assistant(TM) users receive points simply for viewing advertising based on their immediate interests. The service is keyword-activated, so users are only informed of relevant offers. assistant(TM) offers appear in a new shopping information format away from email and pop ups, adding value to shopper and advertiser alike. When the offer is viewed, the user automatically has assistant(TM) currency deposited into their account. assistant(TM) holds onto advertising that users like until the user discards the offer or until the offer expires.

Consumers may participate in the assistant(TM) program by downloading and installing a small application on their local PC. The offers they see and respond to are under their direct control, ensuring that assistant(TM) meets all national and international privacy requirements. Earning assistant(TM) points begins immediately after downloading the application.

"The Points Exchange is a smart extension to the assistant(TM) service and a unique way for our users to monitor and take full advantage of their assistant(TM) currency", said Dana Hoffer, CEO of KnowledgeFlow Inc. "Now, with our Points Exchange relationship, assistant(TM) customers have the freedom to exchange for points, miles, and literally

                                                                          -more-

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thousands of unique retail and other redemption opportunities, including their preferred major loyalty programs and eBay's Anything Points Program through Points.com's exclusive eBay exchange relationship."

The Points Exchange network consists of more than 3,600 unique exchange options with airline, hotel and other travel providers, major retailers and eBay's eBay Anything Points program. assistant(TM) consumers who maintain Points.com accounts will be able to exchange their assistant(TM) points with participating Points Exchange programs partners with the simple click of a mouse.

"Today's announcement with assistant(TM) demonstrates Points International's commitment to partnering with highly regarded proponents of loyalty currencies," said Rob MacLean, CEO of Points International. "assistant(TM) is an inventive service that helps online shoppers accelerate their points collecting, and we look forward to growing its relationship within The Points Exchange."

                                       ###

ABOUT KNOWLEDGEFLOW, INC

KnowledgeFlow was founded in 1995 by two executives from IBM as a supplier of advanced online sales and marketing solutions successfully serving top companies like AT&T, Dun & Bradstreet, Apple and Unisys. The company is now focused upon the creation and operation of assistant(TM), the next generation of direct marketing systems for loyalty program operators. eBay is the first deployment.

MORE ABOUT POINTS INTERNATIONAL LTD. AND WWW.POINTS.COM

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more. Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.

FURTHER INFORMATION CONTACT:

FOR POINTS INTERNATIONAL:
Jeremy Adams
Tel: (312)233-1226

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jeremy.adams@edelman.com

FOR KNOWLEDGEFLOW, INC:
Chris Jacobs
Tel: (215)843-7494 Mobile: (215)518-6531
cjacobs@knowledgeflow.com